Exhibit 21.1

List of Subsidiaries of Gogo Inc.

Name of Subsidiary	Jurisdiction of Organization	Ownership Percentage
AC BidCo LLC	Delaware	100%
Gogo Business Aviation LLC	Delaware	100%
Gogo LLC	Delaware	100%
Gogo Air International Sarl	Geneva (Switzerland)	100%
Gogo Connectivity Ltd.	British Columbia (Canada)	100%
Gogo Intermediate Holdings LLC	Delaware	100%
Gogo International Holdings LLC	Delaware	100%
Gogo GK	Japan	100%
Gogo Air Mexico, S. de R.L. de C.V.	Mexico City (Mexico)	100%
Gogo Singapore Pte. Ltd.	Singapore	100%